UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                        Overseas Shipholding Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    690368105
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                                 (CUSIP Number)


                                 Frontline Ltd.
                          Par-La-Ville Place, 4th Floor
                              14 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 10, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                                     Frontline Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                                         AF

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                Bermuda

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                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,508,868
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,508,868

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,508,868

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     4.9%

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14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                            Bandama Investment Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                                         WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    Republic of Liberia

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                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              142,268
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                         142,268

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        142,268

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.5%

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14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                              Hemen Holding Limited

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,508,868
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,508,868

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,508,868

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     4.9%

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14.  TYPE OF REPORTING PERSON                                                 CO

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

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                                    John Fredriksen

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                                         OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,508,868
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,508,868

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,508,868

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     4.9%

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14.  TYPE OF REPORTING PERSON                                                 IN

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

CUSIP NO. 690368105            SCHEDULE 13D

     The purpose of this Amendment No. 1 to the Schedule 13D is to report a reduction in beneficial ownership by the reporting persons, including Frontline Ltd. ("Frontline"), Bandama Investment Ltd. ("Bandama"), Hemen Holding Limited ("Hemen") and John Fredriksen (collectively, the "Reporting Person"), of 41,132 shares of Overseas Shipholding Group, Inc. (the "Issuer").

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Item 1.  Security and Issuer

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 10, 2008.

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Item 2.  Identity and Background

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 10, 2008.

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Item 3.  Source and Amount of Funds or Other Consideration

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 10, 2008.

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Item 4.  Purpose of Transaction

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 10, 2008.

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Item 5.  Interest in Securities of the Issuer

     (a), (b) According to the Issuer's most recent Report on Form 10-Q, there were 30,793,238 shares of issued and outstanding common stock of the Issuer ("Common Stock"), as of April 29, 2008. Based on such information, the Reporting Person reports beneficial ownership of the following shares of Common Stock:

     Frontline may be deemed to beneficially own 1,508,868 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock of the Issuer. Frontline has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,508,868 shares of Common Stock. Frontline has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,508,868 shares of Common Stock.

     Bandama may be deemed to beneficially own 142,268 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock of the Issuer. Bandama has the sole power to vote 0 shares of Common Stock and the shared power to vote 142,268 shares of Common Stock. Bandama has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 142,268 shares of Common Stock.

     Hemen may be deemed to beneficially own 1,508,868 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,508,868 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,508,868 shares of Common Stock.

     Mr. Fredriksen may be deemed to beneficially own 1,508,868 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,508,868 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,508,868 shares of Common Stock.

     None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

     (c) Exhibit C annexed hereto lists all transactions not previously reported in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected through authorized brokers by Bandama. None of the other Reporting Persons, and to the best of the Reporting Person's knowledge, none of the other persons named in response to Item 2, were involved in any transactions in shares of Common Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Person.

     (e) On July 10, 2008, the Reporting Person, ceased to be the beneficial owners of more than five percent of the Issuer's Common Stock.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 10, 2008.

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Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

Exhibit B - Lloyd's List Press Article dated June 25, 2008.*

Exhibit C - Transactions in the Common Stock by Bandama Investment Ltd.

* Previously filed.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 10, 2008

FRONTLINE LTD.

By: /s/ Jens Martin Jensen
    ------------------------
Name:   Jens Martin Jensen
Title:  Acting Principal Executive Officer


BANDAMA INVESTMENT LTD.

By: /s/ Inger M. Klemp
    ------------------------
Name:   Inger M. Klemp
Title:  President and Director


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Overseas Shipholding Group, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: July 10, 2008


FRONTLINE LTD.

By: /s/ Jens Martin Jensen
    ------------------------
Name:   Jens Martin Jensen
Title:  Acting Principal Executive Officer


BANDAMA INVESTMENT LTD.

By: /s/ Inger M. Klemp
    ------------------------
Name:   Inger M. Klemp
Title:  President and Director


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
   -------------------
Name:   John Fredriksen

                                    Exhibit C

          TRANSACTIONS IN THE COMMON STOCK BY BANDAMA INVESTMENT LTD.

      Date of                      Number of Shares
    Transaction                    Purchased/(Sold)        Price per Share
    -----------                    ---------------         ---------------

     7/10/2008                         (41,132)                 $74.59









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